QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

Ratio of earnings to fixed charges
(in thousands, except ratio)

		Year ended December 31,		Three months ended March 31,
	For the period from February 25, 1998 (inception) to December 31, 1998
		1999	2000	2001
Net loss	$(6,072)	$(7,006)	$(52,277)	$(10,569)
Add: Fixed charges	—	246	8,566	2,811

Earnings as defined	$(6,072)	$(6,760)	$(43,711)	$(7,758)

Fixed charges:
Estimated interest component of rent(1)	$—	$6	$82	$31
Interest expense	—	240	8,484	2,780

Total fixed charges	$—	$246	$8,566	$2,811

Ratio	(2)	(2)	(2)	(2)

(1)
The Company utilized facilities from Connectics Corporation from inception to December 1999 based upon a service agreement.

(2)
Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.

QuickLinks

STATEMENT REGARDING COMPUTATION OF RATIOS